Mail-Stop 4561
						October 27, 2005

Via facsimile and U.S. Mail
Mr. Harry H. Shearouse
President and Chief Executive Officer
Citizens Effingham Bancshares, Inc.
802 South Laurel Street
Springfield, Georgia 31329

Re:   Citizens Effingham Bancshares, Inc.
                     Preliminary Proxy Statement and Schedule 13E-
3
	         File No. 333-07914
                     Filed September 30, 2005

Dear Mr. Shearouse:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General
1. We note that you are purporting to create two classes of securities out of what is currently a single class of common stock, for the purpose of taking the company private by causing each "new" class to be held by less than 300 shareholders of record. In your response letter, provide your legal analysis as to why the common stock and Class A preferred stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Also, please provide a formal opinion of counsel that your common stock and your newly authorized preferred stock are separate classes of securities under state law.
Your response should also provide counsel`s legal analysis as to why it is opining that your common stock and the newly authorized class of preferred stock are in fact separate classes under state law. In this regard, the analysis should include a detailed discussion and comparison of each feature of your common stock and the preferred stock and why the rights of each class support the opinion of counsel. Further, the analysis should specifically address that the
Series A Preferred Stock is convertible into common stock upon a change of control.
2. Please confirm to us, in a supplemental response, that the information statement will be sent or given at least 20 calendar days prior to the meeting date.
3. Please clarify what you mean by (how you calculate) book value per share of preferred stock.

Shareholder Letter
4. Here, on the cover page, and the summary term sheet section, prominently disclose that current common security holders that opt to receive the newly authorized preferred stock will receive no additional compensation, will lose their ability to vote their shares, will receive even less liquid securities, and will lose the benefits of holding Section 12 registered securities. Provide the same disclosure in each place in the proxy statement where you discuss what security holders subject to the reclassification, receiving preferred stock will receive.
5. Here, on the cover page, and the summary term sheet section, highlight that shareholders who hold 500 or fewer shares of common stock and who will receive Series A Preferred Stock in this reclassification can instead elect to receive cash for their shares by exercising appraisal rights. Please state that this is the only manner in which to receive cash for such holders. This disclosure should be accompanied by a brief explanation of how to exercise appraisal rights, and in particular, that Georgia law apparently permits the exercise of dissenters rights by simply notifying the company within a set period of time, both before and after the reclassification, which obligates the company to pay the dissenting shareholder "fair value" for the shares, plus accrued interest. Disclose what amount the company believes is fair value, or discuss how it will determine that value by outlining the factors and the methodology it will use to calculate. Provide the same disclosure in each place in the proxy statement where you discuss what the holders subject to the reclassification will receive along with a cross-reference to the discussions of dissenters` rights.

Important Notices
6. Please move this section to later in the filing. The proxy statement should begin with the Summary Term Sheet.
7. Please delete the first paragraph. It is not material to the matter that is the subject of the proxy statement.
8. Please delete the final sentence in the second paragraph. You cannot condition acceptance of the proxy statement on anything.

Summary Term Sheet, page 1
9. It is your responsibility to summarize accurately. Please delete the sentence about qualification in entirety by reference. You can direct investors to read the entire proxy statement for fuller discussions.
10. Revise the "Dividend Rights" subsection to disclose the last dividend declared and paid during the last two years. We note from your disclosure on page 41 that Citizens Effingham paid cash dividends of $256,000 in 2004 and no dividends in 2003.

Reasons for the Reclassification, page 4
11. In this section more specifically discuss the reasons for the particular structure. That is, why did the board choose a method of going private that results in unaffiliated security holders receiving unregistered securities with no voting rights?

Fairness of the Reclassification Transaction; Board
Recommendation,
page 4
12. Please state the board`s belief as to fairness of the Rule
13e-3
transaction as required by Item 1014(a) of Regulation M-A, as opposed
to the fairness of the reclassification. You should make the corresponding change throughout the document.
13. We note your penultimate bulleted factor in this section, stating
"the advantages and disadvantages of the rights, preferences and limitations of the Series A Preferred Stock balance in comparison to the relative rights of our common stock...."  In light of the loss of
voting rights for the Series A Preferred Stock, we believe that you should support this statement here, despite the reference to the fairness section on page 25. Further, you should provide balance in such disclosure, discussing the differences in voting rights and as a result, value of the security.
14. Revise to add a subsection titled, "Fair Value of Shares" and include therein the Company`s valuation of the stock (per share value) and the basis for that valuation. In addition, briefly describe the source(s) of funds that will be used to pay the fair values, the maximum amount that might be required (assuming all dissent), whether or not the funds will or might be available and what the Company would do in the event funds were not available, e.g., cancel the reclassification, etc.

Questions and answers, page 6
15. Revise the Q&A on page 8 (Dissenters` Rights) to disclose that dissenters` rights can only be perfected by notifying the company prior to the meeting that those intending to seek dissenters` rights and must either vote against the proposal or not return the proxy card.
16. Revise to add a Q&A as to why a "fairness opinion" was not sought by the Company.

Background of the Reclassification, page 12
17. Please identify the date or dates on which the board`s "preliminary discussions" regarding the bulleted factors occurred.
18. We note the statement in the last paragraph of this section on page 14 that the board determined that the value of the preferred stock was equivalent to the common because "the board believed the liquidation and dividend preference contained in the series A Preferred Stock and the fact that the Series A Preferred Stock may not be called at a price equal to less than the fair market value of the common stock sufficiently compensated the shareholders receiving
Series A Preferred Stock for their loss of voting rights." Advise us if the preferred is callable or otherwise revise the sentence to clarify what is meant by this phrase. Further, separately identify what the board considers to be "equivalent". For example, state whether or not a valuation method was employed by the board in making this determination.
19. See our comment above. Explain in detail how the board considered these factors to sufficiently compensate the shareholders receiving the preferred stock. In that regard, you should state all values and describe any methods considered and used, respectively, by the board separately for each factor considered. Explain exactly what the board means by "sufficient compensation." For example, is that fair value or something less?
20. State whether or not the board considered the loss of voting rights resulting from the reclassification in its fairness determination. Such analysis should be explained in detail.
21. We note the last sentence of the last paragraph of this section on page 14. You state that that preferred converts to common on a change in control and therefore will participate equally with the common on the sale of the company. Further, holders of the preferred stock are entitled to vote on a proposed sale or change in control.
Disclose the board`s specific consideration of these factors, including but not limited to, the fact that these are benefits currently held by those holders of common stock who become preferred holders, without restriction.

Reasons for the Reclassification, page 14
22. The information required by Items 7, 8, and 9 of Schedule 13E-
3
must be prominently disclosed in a "Special Factors" section in the
front of the disclosure document. See Rule 13e-3(e)(ii). We note that the determination of fairness by the affiliates does not appear until page 30. Please amend your document to comport with the requirement listed above, at minimum, relocating your tax and pro forma sections to follow the fairness determination section.
23. It is not clear from the disclosure whether your management
and
staff works approximately 30 days per quarter or whether it thinks
30
days per quarter is approximately 10% of its time; both possibilities are disturbing. Please advise or revise.

Effects of the Reclassification on Affiliates, page 18
Positive Effects
24. Because this statement is filed by affiliates of the company, the description of the effects of the Rule 13e-3 transaction on the affiliates must include, but not be limited to, the effect of the Rule 13e-3 transaction on the affiliate`s interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages. Please see Instruction 3 to Item 1013.

Effects of the Reclassification on Shareholders Generally, page 19 Positive Effects, page 19
25. You must support the factors you list as effects of the Rule
13e-
3 transaction and provide balance in disclosure. For example, you should balance your factor regarding dividend preference to describe the history and intent to pay future dividends and explain that all common stock holders are currently eligible to receive dividends. Describe how the transaction effects the right currently held by common stock holders and expand the disclosure to make clear why it is a benefit.
26. Please see our comment above. With regard to the second bullet point in the same set of factors, please provide support for your inclusion of this factor as an effect of the reclassification on those shareholders who are to receive Series A Preferred Stock. You state that because holders with 500 or fewer common shares will be automatically reclassified into common shares upon a change in control, they will realize any future value received at the same value as holders of common stock. Support how this is an effect of the reclassification on shareholders who currently hold shares that are able to realize that same future value. In providing the balance requested by this series of comments, if you continue to include this factor as an "effect of the transaction" you should identify the fact that shareholders who currently hold common shares to be reclassified to preferred are able to realize that same future value today. Please make corresponding changes to the same factor in your section entitled Shareholders Receiving Preferred Stock on page 26.
27. Please see our comments above, including comment number 3. Please describe here how you will determine the net book value of the preferred stock and explain how the liquidation preference in an amount equal to the greater of book value of the preferred stock or the amount to be paid to common shareholders is an effect of the reclassification. For example, it appears that the book value of the shares of common stock is one that such holders have today, without restriction. Please make corresponding changes to the same factor in your section entitled Shareholders Receiving Preferred Stock on page
26.

Pro Forma Effect of the Reclassification, page 24
28. Please revise to include all of the pro forma information required by Item 1010(b) of Regulation M-A. In this regard, it does not appear that your pro forma information contains the ratio of earnings to fixed charges. Please make the corresponding changes to your pro forma section beginning on page 47.

Recommendation of the Board of Directors; Fairness of the Reclassification, page 24
Shareholders Retaining Shares of Common Stock, page 27
29. We refer you to the second full paragraph on page 28
referencing
the board`s reaching its conclusion that the reclassification was substantively fair to the unaffiliated shareholders. We note your statement that you did not consider any of the factors that are important in determining the fairness of a transaction to unaffiliated security holders. Please see Instruction 2 to Item 1014 of Regulation M-A. First, it appears that given the importance of such factors in determining the fairness of a transaction, unrestricted as to cash-out transactions, the fact that your security holders are not being cashed out does not render such factors immaterial. Second, you should state the current and historical market prices and any consideration of such prices by the board. Third, it appears that you did consider net book value because it is included as it relates to the preferred liquidation preference in your section regarding positive factors for those holders receiving the preferred stock. Please state it here and describe the board`s consideration of it. Finally, please state whether or not you determined going concern and liquidation values and list them if you did.
30. Provide the basis for your statement that "[t]he board determined that since the qualitative advantages and disadvantages of the terms of the Series A Preferred Stock are balanced as compared to the rights related to our common stock, no further quantitative analysis, such as a review of the current or historical market price of our common stock, our going concern value, or the liquidation value of our assets, was necessary." Further, in light of Instruction 2 to
Item 1014 of Regulation M-A, you should detail the board`s consideration of this matter and how the board concluded that the advantages and disadvantages of the two classes of stock are "balanced." Please be specific as to what the board means by "balanced." For example, does that mean that the board determined them to be of equal value? Make corresponding changes throughout the document, including, but not limited to the penultimate sentence of the first full paragraph on page 29.

Procedural Fairness, page 28
31. We refer you to the last sentence of the first paragraph of this
section.  Please explain what the board considered when it
rejected
application of the approval of a majority of unaffiliated shareholders "in light of the fact that the provisions of the Articles of Amendment apply regardless of whether a shareholder is an affiliate. . . . "  Identify the provisions you reference and explain
what exactly about the provisions of such amendment allowed the board to conclude that such a procedural safeguard was unnecessary.
32. We note the board`s determination that "while the Series A Preferred Stock has limited voting rights, the board determined that, in its opinion," the value of the preferred is equivalent to the value of the common. Specifically, we note the board`s reference to dividend and liquidation preferences in making this determination. In this analysis, state how the board considered the loss of voting rights to affect value to such holders and how the board considered such loss vis--vis the dividend and liquidation preferences described as relevant. Alternatively, if the board did not consider the effect to value of loss of voting, state so and explain why it did not.
33. See our comment above. Describe in detail "the board`s review of the relative rights and preferences of Series A Preferred Stock as compared to the common stock" and explain why "no quantitative analysis of the value of either stock was considered. Given the consideration of net book value, at least, as described in the comment above, regarding Instruction 2 to Item 1014 of Regulation M-
A, provide the basis for this statement that the board made no quantitative analysis.
34. Given the lack of voting rights for those holders whose common shares will be reclassified into preferred, provide the basis for your statement that "the Articles of Amendment treat affiliated and unaffiliated shareholders identically" and that is the reason the board believes that the reclassification is procedurally fair notwithstanding the absence of the procedural safeguard of the retention of an unaffiliated shareholder representative.
35. We refer you to the paragraph on page 29 addressing the fact that you have not made any provision to grant unaffiliated shareholders access to your corporate files except as provided under the Georgia
Code and your bylaws. Please revise this disclosure to include the provisions set forth under Georgia law, how the board considered them, if at all, and how such conditions will affect security holders` access to these materials.
36. Please explain what you mean by the fact that you will not provide appraisal services at your expense and how that relates the security holders` dissenter rights under the Georgia Code. We refer you to the first sentence of the last paragraph of this section.

Dissenters` Rights, page 35
37. Expand to discuss how exactly a dissenters` proceeding may involve litigation. Further, discuss how and by whom attorneys` fees are to be paid pursuant to the Georgia Code.

Preliminary Procedural Steps, page 35
38. Please expand your last bullet point with sub-bullets, or another similar prominent manner to highlight the requirements, including all time-frames and deadlines, with which a dissenting shareholder must comply. Further, include the requirement that the shareholder who receives dissenters` notice must demand payment and deposit his or her certificates with Citizens Effingham in accordance with the dissenters` notice to be received by such holder once the holder gives a written notice of the intent to demand payment for such shares. In this highlighted section please include the provisions of
Section 14-2-1327 of the Georgia Code. Please see our comment below.
39. Please highlight the 30-day deadline applicable to dissenting shareholders demanding payment of such holder`s estimate of fair value that must be made after Citizens Effingham`s making or offer of payment for dissenting shareholder`s shares. We refer to the disclosure surrounding Section 14-2-1327 of the Georgia Code on page
37.

Selected Historical Consolidated Financial Information, page 45
40. We note that you reference the Company`s annual report on Form 10-KSB for the fiscal year ended December 31, 2004 and the Form 10-Q for the quarter ended June 30, 2005 and that you incorporate these documents by reference. Revise your disclosure to clearly identify the matter incorporated by reference by page, paragraph, caption or otherwise. Please see Item 1010(a) of Regulation M-A and Instruction
3 to Item 13 of Schedule 13E-3.
41. Please revise the presentation of your financial statements to disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K. See Item 1010(a)(3)
of Regulation M-A. Be advised that although we understand that Item
503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(a)(3) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(a)(3) of Regulation M-A requires that the company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

Where you Can find More Information, page 50
42. Please note that the address of the SEC has changed.  The
SEC`s
Public Reference Room is not at 100 F Street, N.E., Washington DC
20549.

Appendices C and D
43. There is no safe harbor for forward-looking statements in connection with a 13E-3. Please revise.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
	Any questions regarding the comments may be directed to Michael
Clampitt at (202) 551-3434 or to me at (202) 551-3698.

						Sincerely,

						Mark Webb
						Legal Branch Chief
						Financial Services Group



CC:	Via U.S. Mail and Fax: (404)
	Beth Lanier, Esq.
	Powell Goldstein, LLP
	One Atlantic Center- 14th Floor
	1201 West Peachtree Street, NW
	Atlanta, Georgia 30309
Mr. H.H. Shearouse
Citizens Effingham Bancshares, Inc.
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